AMENDING AGREEMENT NO. 2

MEMORANDUM OF AGREEMENT made as of September 26, 2016.

B E T W E E N:

HUDBAY MINERALS INC.,
as Borrower,

- and -

HUDSON BAY MINING AND SMELTING
CO., LIMITED,
as Borrower,

- and -

CERTAIN OF THEIR RESPECTIVE
SUBSIDIARIES,
as Guarantors, Material Subsidiaries, Restricted
Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,
as Administrative Agent, - and -

THE LENDERS FROM TIME TO TIME
PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrowers, certain of their Subsidiaries, the Agent and certain financial institutions as lenders entered into a third amended and restated credit agreement dated as of March 30, 2016, as amended by an amending agreement no. 1 dated as of June 17, 2016 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.	Interpretation

(a)                  All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b)                  Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c)                  Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)                  Section headings are for convenience only.

2.	Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3.	Amendments to the Credit Agreement

(a)                  Section 2.5(a) of the Credit Agreement is hereby amended by deleting reference in the second sentence therein to “provided that no response shall be effective unless such Lender has provided the same response” and replacing it with the following:

“provided that no such response shall be effective unless such Lender and/or any of its Affiliates who are Lenders (as defined in the HB Peru ARCA) under the HB Peru ARCA have collectively provided the same response”.

(b)                  Section 2.5(d)(i)(A) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following (with strikethrough words deleted and underlined words added):

"(A)

Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount") provided that it and/or any of its Affiliates who are Lenders (as defined in the HB Peru ARCA) under the HB Peru ARCA have collectively ~~has~~ provided an identical Acquisition Notice (as defined in the HB Peru ARCA) (with only such changes as are necessary to reflect the involvement of such Affiliate) under Section 2.5 of HB Peru ARCA. Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrowers to the Agent (such deadline being herein called the "Acquisition Deadline"). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender."

(c)                  Section 11.2(a)(vi) of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"(vi)	unless an Event of Default has occurred and is continuing, no assignment shall be permitted unless immediately following such assignment:

(A)

the aggregate Applicable Percentage of the assigning Lender together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the HB Peru ARCA) of the assigning Lender together with the Applicable Percentage (as defined in the HB Peru ARCA) held by any Lender which is its Affiliate under the HB Peru ARCA; and

(B)

the aggregate Applicable Percentage of the applicable Eligible Assignee together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the HB Peru ARCA) of the applicable Eligible Assignee together with the Applicable Percentage (as defined in the HB Peru ARCA) held by any Lender which is its Affiliate under the HB Peru ARCA; and"

4.	Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)

the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b)	no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5.	Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a)	this Agreement shall be executed and delivered by the parties hereto;

(b)	the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c)	no Default or Event of Default shall have occurred and be continuing; and

(d)	the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6.	Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a)

remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b)	is enforceable against it by the Agent in accordance with its terms.

7.	Miscellaneous

(a)                  The parties hereto agree that this Agreement shall be a Loan Document.

(b)                  With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c)                  This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)                  This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)                  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)                  The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)                  Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General
Counsel

HUDSON BAY MINING AND
SMELTING CO., LIMITED

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

HUDBAY MARKETING & SALES
INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

HUDSON BAY EXPLORATION AND
DEVELOPMENT COMPANY
LIMITED

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

HUDBAY PERU INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Secretary

Signature Page to Amending Agreement No.2 (Cda)

HUDBAY PERU S.A.C.

by	“Gregory Dryden”
Name: Gregory Dryden
Title: Chief Financial Officer

HUDBAY (BVI) INC.

by	“Gregory Dryden”
Name: Gregory Dryden
Title: Treasurer

6502873 CANADA INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

8988277 CANADA INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

HUDBAY ARIZONA
CORPORATION

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

Signature Page to Amending Agreement No.2 (Cda)

COBRE VERDE DE MEXICO, S.A.
DE C.V.

by	“Patrick Merrin”
Name: Patrick Merrin
Title: President

HUDBAY ARIZONA (CANADA)
CORPORATION

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President, General
Counsel and Corporate
Secretary

HUDBAY ARIZONA (BARBADOS)
SRL

by	“Gregory Dryden”
Name: Gregory Dryden
Title: Treasurer

HUDBAY ARIZONA (US)
CORPORATION

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

HUDBAY ARIZONA (US) HOLDING
CORPORATION

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

Signature Page to Amending Agreement No.2 (Cda)

COBRE VERDE DEVELOPMENT
CORPORATION

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

ROSEMONT COPPER COMPANY

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

SAN RITA PROPERTIES, LLC,
an Arizona Limited Liability Company
by ROSEMONT COPPER
COMPANY, an Arizona Corporation,
Member

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

SAN RITA SOUTH, LLC,
an Arizona Limited Liability Company
by ROSEMONT COPPER
COMPANY, an Arizona Corporation,
Member

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

Signature Page to Amending Agreement No.2 (Cda)

DAWSON PROPERTIES, LLC,
an Arizona Limited Liability Company
by ROSEMONT COPPER
COMPANY, an Arizona Corporation,
Member

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

WILMOT JUNCTION, LLC,
an Arizona Limited Liability Company
by ROSEMONT COPPER
COMPANY, an Arizona Corporation,
Member

by	“Patrick Merrin”
Name: Patrick Merrin
Title: Director and Vice President,
Arizona Business Unit

Signature Page to Amending Agreement No.2 (Cda)

Administrative Agent

THE BANK OF NOVA SCOTIA

by	“Clement Yu”
Name: Clement Yu
Title: Director

“Ryan Moonilal”
Name: Ryan Moonilal
Title: Analyst

The Lenders

CANADIAN IMPERIAL BANK OF
COMMERCE

by	“Peter Rawlins”
Name: Peter Rawlins
Title: Executive Director

“Scott Curtis”
Name: Scott Curtis
Title: Managing Director

THE BANK OF NOVA SCOTIA

by	“Ray Clarke”
Name: Ray Clarke
Title: Managing Director

“Patricia Cernes-Banner”
Name: Patricia Cernes-Banner
Title: Associate Director

Signature Page to Amending Agreement No.2 (Cda)

ING CAPITAL LLC

by	“Remko van de Water”
Name: Remko van de Water
Title: Managing Director

“Peter van Bemmelen”
Name: Peter van Bemmelen
Title: Vice President

BANK OF MONTREAL

by	“Robert Wright”
Name: Robert H. Wright
Title: Director

ROYAL BANK OF CANADA

by	“Strati Georgopoulos”
Name: Strati Georgopoulos
Title: Authorized Signatory

THE TORONTO-DOMINION BANK

by	“Liza Straker”
Name: Liza Straker
Title: Director

“Matthew Hendel”
Name: Matthew Hendel
Title: Managing Director

NATIONAL BANK OF CANADA

by	“Allan Fordyce”
Name: Allan Fordyce
Title: Managing Director

“David Torrey”
Name: David Torrey
Title: Managing Director

Signature Page to Amending Agreement No.2 (Cda)